 Exhibit 99.6

Earnings Call 2

INFOSYS LIMITED EARNINGS CALL-2

Q4 & FY 2015 RESULTS

April 24, 2015

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

Pravin Rao

Chief Operating Officer

ANALYSTS

Joseph Foresi

Janney Montgomery Scott

Keith Bachman

BMO Capital Markets

Moshe Katri

Cowen & Co.

Sandeep

Edelweiss

Dave Koning

Baird

Rishi Jhunjhunwala

Goldman Sachs

Edward Caso

Wells Fargo

Moderator

Ladies and Gentlemen, Good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ and then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Mr. Sandeep Mahindroo.Thank you and over to you sir.

Sandeep Mahindroo

Thanks, Inba. Hello! Everyone, and welcome to Infosys Earnings Call to discuss Q4 and FY15 Financial Results. I am Sandeep from the Investor Relations team. Joining us on this call is CEO and MD – Vishal Sikka, along with other members of the leadership team. We will start the call with some remarks on the performance of the company for the recently concluded quarter along with some comments on the fiscal 2016. Subsequently we will open up the call for questions.

Before I hand it over to the management team, I would like to remind you that anything which we say which refers to our outlook for the future is a forward-looking statement, which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov. I would now like to pass it on Vishal Sikka.

Vishal Sikka

Thank you, Sandeep. Hello! Friends as I speak to you today, we closed a rewarding year, but a disappointing quarter. Rajiv and I will address the details of the financial performance during the course of this call and I want to take a few minutes first to outline my thoughts on the year behind us and our outlook for the road ahead of us.

We find the external environment to be one where concerns related to currency, energy, and other things as well as technological disruptions have created a sense of volatility. However, I believe that these are not structural issues and that despite these, a company that is focused on innovation and efficiency, can achieve great results. I believe that the traditional model of IT Services is dying but businesses continue to look for partners who can help them grow and innovate, who can help them renew their operations and their businesses and to do so in reliable and agile ways.

Since I took over as CEO a little more than eight months ago, it has become clear to me that we have weaknesses in sales and other processes and our delivery culture sometimes lacks proactive innovation. However, I have also found that we have strengths that more than outweigh these challenges. We have an immense ability to educate and to learn, perhaps the best in the world. We have a deep organizational desire to change and improve ourselves, as well as a great ability to recruit the best talent and to house them in exemplary client-centric teams and infrastructure that is massively scaleable. It is these trends that give me the confidence in our strategy and despite the weaknesses, to turn all our aspirations into commitments.

It is clear that in our operations, especially in sales, we need to execute better and we will, both to improve existing operations and to bring new solutions to market. Our recent organizational realignment has freedup senior segment leaders to focus exclusively on client relationships and business development. We will continue to make additional changes as necessary to further strengthen our ability to execute and deliver on our aspirations which is industry-leading profitable growth by financial year 2017. We have launched some specific initiatives to execute against our ‘Renew and New’ strategy. We are rethinking all our client-facing functions. We are doing this by streamlining our sales functions, by unifying delivery and by redesigning our RFP and oral processes among other things. We are establishing systematic innovation as an imperative in every project that we deliver. We have put together what is possibly the largest ever training program in Design Thinking. Since October 2014 about 25,000 Infosys employees have been trained on Design Thinking through a one-day immersive class. We have also launched a zero distance from innovation projects, where every single project manager has been given a specific 5-point innovation agenda to bring innovation to their project. More than 1,700 of our projects already follow this.

We are accelerating our product – Finacle and Edge and our Infosys Information Platform, Infosys Automation Platform and Panaya businesses. We established a new leadership structure for the products and platforms businesses, and as a result of this focus, Finacle saw 14.2% constant currency growth quarter-over-quarter and Edge also saw significant growth. Finacle sustained its business momentum with 23 wins and 11 go livein the quarter including Standard Bank in South Africa, and Qantas Credit Union in Australia. On Edge, we had 12 wins and 3 client go live during the quarter.

In a short duration of less than two quarters, we have more than 100 active projects going with clients who are using IIP. 15 pilots have already been completed where every pilot is an agile one taking about three to five weeks to close, and four of these are already in full production. In addition, 17 contracts are in the final stages of being executed with IIP. On Infosys Automation Platform, which is our platform capabilities for bringing automation into our existing services in Infrastructure Management, has been deployed already in nine projects and has a pipeline of 31. We are able to show almost 40% productivity improvements in our deployments with IIP. Infosys also now has a strong AI practice which has seen a spike in the number of Artificial Intelligence projects over the last eight months, especially in Engineering and Finance, where we have proven success in providing solutions to complex and diverse problems. We are especially proud of our relationship with Boeing, where we have been working in partnership on knowledge-based engineering to develop software tools using Artificial Intelligence with the objective of reducing flow time in the aircraft development process. I believe that we can bring this notion of knowledge-based engineering to lots of enterprise landscapes.

Syngenta, a world leader in agri-business had application performance challenges in their management reporting because of large volumes of data. Infosys did a proof-of-concept using IIP to improve its performance by 12 to 60x. Also at Syngenta, the Infosys Automation Platform was used to automate SAP user authorization request and improve user productivity through speedy closure of authorization requests. And Syngenta also went live with their TradeEdge Dealer Management System in the last quarter to manage distributors in two states in India. This will be rolled out to distributors across other states as well as other countries in the region over the course of next year.

With Panaya, which we acquired during Q4, we are seeing up to 50% productivity improvements in testing. At ABB in Brazil we saved 30% on testing time, at Inchcapewe saved 50% in testing integration and documentation effort and at Coca Cola Israel or CBC, we completed their 6-month project within 2.5 months. At Royal Resorts, we saved them 73% of efforts in their SAP development efforts.

We are transforming Infosys Consulting to be the tip of our spear. We have consolidated our various consulting units under a single global leadership. In the last few months, we have completed more than 20 client engagements in Design Thinking and have a pipeline of more than 100 additional ones. An outstanding success with Design Thinking has been the transformation of our relationship with RWE, one of the largest utility companies in Europe. Peter Terium, the CEO of RWE has said this and I quote “Our company and in fact our entire industry is in the midst of a massive transformation. Given the scale of the market disruption, RWE has started our innovation journey more than 2 years ago. In this change journey, our interactions with Infosys on Design Thinking have already yielded great value by increasing the scope of what we even thought was possible. I look forward to an increasingly strategic and collaborative partnership between our companies in Silicon Valley and around the globe”.

We announced 100% bonus payouts in Q2 and Q3, which I believe has helped to retain good talent. Because of this and several additional measures that we have taken for employee engagement, I am very happy to report that our employee attrition has been contained. In May 2014, the month before I was announced, we have 2,850 exits from the company, in July we had 2,528, this year in January we have had 1,768 exits, 1,437 in February, and 1,352 in March. So this number has come down by more than half since May of last year. And we are opening new frontiers to our business with a unique approach to investments, M&A, startups and with our $500 mn investment fund.

As a result of all of these initiatives, I believe also that the client confidence in Infosys has increased. I have personally met more than 500 clients and more than 170 one-on-one meeting. I sense their excitement to be associated and engaged with Infosys. Some examples from this last quarter - House of Fraser, a leader retailer in the UK and a part of the Sanpower Group in China, selected Infosys to deliver a strategic retail transformation program bringing advanced technology to their multi-channel business. ABN AMRO selected Infosys has one of its strategic partners to drive its business transformation. Infosys will deliver services across Application Development and Maintenance, Testing and Product Implementation in the entire lifecycle. Western Union Financial Services have selected us for an 11-year turnkey project where we take end-to-end ownership to modernize, maintain, and support their worldwide settlement system.

Today, we also announced two strategic investments. We have taken a stake in an exciting startup Airviz in the Internet of Things area, and we have entered into a definitive agreement to acquire Skava, whose mobile commerce tooling platform is used by leading retailers in the United States.

I would now like to talk briefly about our performance in the quarter that ended on 31st March, the lessons that we have learnt and the actions that we are taking. We closed the last quarter of fiscal 2015 at $2.159 bn in reported currency and $2.208 bn in constant currency. So naturally I am disappointed that we could not do better compared to the guidance that we had provided for the year despite promising first three quarters. I am pleased of course that our cost structures have stabilized and we are able to finance through balanced investments and profitability while returning higher dividends to investors and Rajiv will talk about the dividend as well as the bonus share matter in his presentation.

Thanks to our operational efficiency initiatives – the operating margin of the company has significantly improved from 23.5% in Q1 fiscal 2014 to 25.7% in Q4 fiscal 2015. We will continue our focus on improving utilizations, on reducing onsite employee cost as a percentage of revenue and in bringing more agility into our business enabling function. This is vital to generating the cash flows required to invest into our “Renew and New” strategy. The positive momentum coupled with the corrective measures that I have outlined will help us recover the loss of momentum that we saw in Q4 2015.

Our year-on-year guidance for financial year ‘16 is growth in the range of 10 to 12% at constant currency. The mission of our management team is to prepare the company to achieve an aspirational goal of $20 bn in revenue by CY 2020 with at least 30% in operating margins. New services such as Design Thinking AI, and the Intellectual Property-oriented services work will contribute approximately 10% of revenue. We expect our inorganic investment strategies to influence approximately $1.5 bn of new revenue, and we will increase our revenue per employee to $80,000 by deploying automation and innovation in existing businesses. We expect to generate at least 30% productivity improvements in our existing service lines from these solutions.

New platforms in our Edge portfolio work on different revenue models and will contribute disproportionately to our revenue per person. Our goal is to bring attrition levels down to the lowest in the industry and to achieve at least 25% in diversity in our top leadership. Our aspiration is to make Infosys a great place to work attracting the best talent in the industry globally.

I am confident that the steps that we are taking will get us there. It will get us back to being the bellwether of our industry, to being a next-generation services company, one that delivers innovation for a world that is being fundamentally reshaped by computing technology.

Let me know hand this over to Rajiv for his comments and I will come back for the Q&A session after that. Thank you.

 Rajiv Bansal

Thank you, Vishal and Hello everyone.

We ended financial year ‘15 with revenue of $8.711 bn, year-on-year growth of 5.6%. On a constant currency basis based on FY14 average rate, we grew by 7.1%. If you recollect we had given a guidance of 7% to 9% in April based on March 31st 2014 rates. Based on those rates, we grew by 7.7%. However, our revised guidance was 7% to 9% based on September 30thexchange rate and we have grown by 6.5% based on those exchange rates.

We have delivered an EPS growth of 15% year-on-year on revenue growth of 5.6%. I believe we have done exceedingly well on the margin front in FY15. Our operating margins for the year improved by 190 basis points on a reported basis and 240 basis points on a constant currency basis. This is after wage hike to all employees effective 1st April 2014 after 25,000 promotions which we did during the year. We increased the average variable payout of our employees from 64% in FY14 to 86% in FY15. We also did mid-year wage hike for significant number of our employees effective October 1st 2014. We also increased our investment in training and employee engagement.All these helped us to bring down the annualized attrition from 23.4% in Q1 to 13.4% in Q4. We have been able to show remarkable improvement in the operating margins because of our focus on improving operational efficiency - onsite effort mix which has come down from 30.6% last year to 28.8% in FY15. Utilization excluding trainees went up from 76.4% to 80.9% during the year. Pricing though has been under pressure, and has declined by 2.8% year-on-year on reported basis and 1.4% on constant currency basis.

Though we have done exceedingly well on year-on-year operational parameters and margins, the fourth quarter revenues have declined by 2.6% on a reported basis and 0.4% on a constant currency basis. Pricing continues to be under pressure and has seen a decline during the quarter by 1.7% on constant currency basis. Our utilization has declined by 410 basis points to 78.6% during the quarter. Our operating margins for the quarter was at 25.7%, a sequential decline of 100 basis points, but the cross-currency impact was about 70 basis points on the Q4 margins. On a normalized basis, the margins have dropped by about 30 basis points.

We added about 14,471 employees gross during the quarter with a net addition of 6,549 employees. We have rolled out an average wage hike of 6.5% for employees in India and 2% for employees outside of India. Including promotions and other benefits, the increases will be on an average of 7.5% to 8% for India and 2.5% for employees outside of India. This is in addition to the mid-year hike that we rolled out in October for a significant number of our people.

The Board has recommended the bonus issue of one equity share for every equity share held and a stock dividend of one American depositary share for every ADS held as on record rate to be determined.

We had committed to relook at our capital allocation and cash deployment policy in line with the company’s strategy of “New and Renew” which Vishal has articulated. We did our planning and financial models for the next five years. M&A is going to be an integral part of our strategy and we would like to allocate a significant part of incremental cash flows to it. We also need to make significant investment in Infrastructure and in Technology Assets. Therefore we need to spend 50% of our incremental cash flows in M&A and in investment. Keeping this in mind we recommended to the Board an increase in the dividend payout to 50% from the current 40% of our post-tax profit. This implies a final dividend of Rs.29.50 per share for fiscal 2015, equivalent to Rs 14.75 per share after 1:1 bonus issue. This translates to a final dividend in dollar terms of 47 cents per share pre-bonus and 24 cents per share post-bonus. The Board accepted the same subject to the shareholders’ approval in the AGM. The increase in dividend payout will negatively impact our FY16 EPS by 1 cent due to lower non-operating income.

Our yield on the non-operating income was at 9.04% compared to 9.24% in Q3.Yields are likely to decline further during the next financial year due to softening of interest rates in India. Our effective tax rate would continue to be in a narrow range of 28% to 29% for the next year. During the year we have spent $42 mn towards CSR activities and $11 mn during the quarter.

Our cash and cash equivalent was $5.2 bn as of March 31, 2015. Our cash and cash equivalent declined in Q4 mainly on account of 221 mn toward acquisition of Panaya and making investment in Nova, payment of $560 mn towards taxes which included a tax demand from authorities in India for assessment year 2010-2011 (the same has been paid and we have filed an appeal with the Income Tax Tribunal), capex of about $106 mn. Our DSOs increased by 4 days during the quarter which also impacted our working capital.

We are guiding for 10% to 12% constant currency growth in FY16. Our FY16 growth is impacted by 380 basis points due to adverse cross currency movements during the year and therefore on reported basis we are guiding for a revenue growth of 6.2% to 8.2%.

While we have done exceedingly well by substantially improving our operating margins for FY15, we continue to make investments to accelerate our growth. We earlier provided an operating margin band of 25% (+/-1%) based on the currency rates at that time. However, as you know during the last few quarters, most local currencies had depreciated significantly against the US dollar and that has negatively impacted our operating margin by 100 basis points. Despite that we would like to retain the margin band that we had given earlier. However, operating margins may continue to be volatile quarter-on-quarter. As in every year, the first quarter will see the impact of salary increases, promotions and investment in new visas. I expect the first quarter operating margins to be impacted by about 250 basis points.

With that I would like to open it up for questions. Thank you.

Moderator

Thank you very much, sir. Ladies and Gentlemen, we will now begin the question-and-answer session. The first question is from Joseph Foresi of Janney Montgomery Scott. Please go ahead.

Joseph Foresi

I wonder if I could ask sort of a couple of high level questions. It seems like you feel in the industry the basic old services model is I think you had said dying. First, on the revenue growth side, what produces upside and are those coming from different areas than what were typically used to, are those coming from newer initiatives as opposed to the basic Application Development and Maintenance stuffs. I am wondering, how are you reorganizing the business to go after those newer areas and what is driving the upside there?

Vishal Sikka

It is a great question, Joseph. So there are two parts to that, there is a ‘renew’ part to that which is basically where we are endeavoring to make our existing services for the existing businesses that they cater to more competitive and more productive by bringing in automation, by bringing in new technology into those businesses. An example of that is, the work that happens in upgrading package system, for implementing package system. We recently did a large deal where we bought Panaya into our traditional SAP practice, and we won a large deal where we would do the upgrade and implementation and management project for this SAP landscape. This is an example where you take a traditional people intensive kind of a project offer and replace that with the lesser number of people perhaps at a higher price, but augment that with the software which is much higher margin and you achieve two things - the cost of the customer goes down, but the margin goes up and you save people to put on additional projects. So, this is the kind of transformation that we see on the existing business, and in parallel the ‘new’ areas are fundamentally higher value, higher margin kinds of areas.This is where we build complex applications for complex problems using new platforms like the work with IIP. Infosys Information Platform or the Design Thinking engagements where we basically work with clients on identifying their next-generation problem and then working on rapid solutions for that. These are the kinds of things that are higher value, they are typically served to new lines of businesses, whether it is marketing or sales or strategy. They are high value, high margin project. However, as I mentioned earlier, we have approximately 250 of these types of engagements going but this compares to more than 30,000 projects that we have in the traditional business. So this will take some time to become a material revenue driver. In the meantime the revenue has to come from a significant improvement in the productivity and in the differentiation of the existing stuff that we do.

Joseph Foresi

Second question and this has sort of been one that some of your predecessors have gotten before. Given your high level of profitability and the fact that there it seems like there is significant headwinds including pricing pressure over a long period of time, why not adjust the margin profile lower in the short-term until those new projects that you are working on can kick in and provide productivity? Why try to maintain that level of profitability when clearly it seems like people are resetting the bar at a lower price point?

Rajiv Bansal

We have done analysis and it is not that the margins are impacting our growth. If you recollect about a year back, our margins dropped to about 23.5% but that did not result in higher growth for us. We continue to make investments wherever it is required. We have a very flexible investment policy. The priority is to accelerate the growth of the business and whatever the investment needs are, they are being fulfilled proactively on a case-to-case basis. We started giving a margin band for the last three to four quarters precisely for that reason so that we wanted the flexibility to be able to make investment as and when the opportunity arises. So, I think we are absolutely aligned but we need to make investments to accelerate our growth, but it is not that the margin is impacting our ability to make investments.

Joseph Foresi

Just specifically on pricing, we have heard a lot of different commentary on pricing, some look it as stable, some look it as declining. I would like to get your view on what pricing is doing, not just in the short term, but over the long term and if it is impacting those 30,000 projects that you described, maybe you could address that versus a long-term margin profile?

Vishal Sikka

Maybe I can start and Pravin, if you can add something. In the short-term, we see a tremendous pricing pressure coming. I do not think this is something that is temporary, I think this is a structural thing that is going to impact the way the services have been done. It creates what I have in the past referred to as a ‘downward spiral’ where cost continually come down and we become increasingly competitive in yesterday’s model, not realizing infact could use that analogy, a bunch of horse cars trying to compete with an automobile. In this case, automation is taking over major parts of the business, it has to, it is a natural order of things, we have to embrace that, we have to embrace the situation that people become the managers of exceptions and operators of the automation rather than operators of the system. We have to evolve towards that. On profitability, I think longer-term when you think about this, you realize that as we evolve towards that kind of a model where people become much more productive and able to deal with these kinds of processes with automation, then in fact our margins donot need to suffer because we can continually bring a combination of people and software to the services world and augment and amplify people’s ability with software. So I see this very clearly and I see that this is an irrevocable trend and we have to embrace that because if we donot then we will get disrupted and you already see that happening in the industry and in the results that you have seen recently.

Moderator

Thank you. The next question is from Keith Bachman of BMO Capital Markets. Please go ahead.

Keith Bachman

Yeah, I had a few if I could. First one relates to the previous question, but you are anticipating constant currency growth in this current fiscal year of 10% to 12% which is meaningfully above what you consistently generated during the past fiscal year including this quarter. What is the bridge that enables you to get to constant currency growth of 10% to 12% this year, because many of those activities you just described in the previous question I think are longer-term objectives but I am curious how you bridge this year?

Vishal Sikka

They are, but as I mentioned in this example and we talk several examples, some of those I outlined during my preamble where the addition of automation has resulted in results already, where we can monetize the software and reduce a number of people working on a project and thereby make the overall offer more competitive. We see that happening in bids already, we see that happening in projects already and my sense is that in the early part of the year based on the pipeline and the outlook that we see, it is all about execution efficiency and getting our job done. As we evolve towards the second half of the year, more and more effects of this automation, as well as some of the new kinds of projects will start to contribute to the revenue. So, we see the 10% constant currency achievement as being not that far off from what we have already done, if you look at over the last few quarters.

Keith Bachman

Then Rajiv, if I could transition to you. You mentioned perhaps 250 basis points impact to margins in Q1. I was not sure what is the source of that, is that just a volume variance or is that an investment? Should we still be thinking even with 250 basis points you have been talking about 25% (+/-), it is that still the right average for the year, which means you end significantly higher than that?

Rajiv Bansal

Every year in the first quarter every IT company would see a dropin margins because of employee wage hike, promotions, and investment in visas. That impact is typically about 250 basis points. And as the growth start coming in the subsequent quarters, when you start hiring people from the colleges, the average per capita costs are dropping again during the year and the margin started going up. These are the investments typically in the first quarter and it is not there in the subsequent quarters. So that is the reason our first quarter margins are typically lower and exit rates are pretty high.

Keith Bachman

But it is still the right thought process to equal 25% operating margins plus or minus for the year?

Rajiv Bansal

As I said, we had given a band of 25%(+/-1%) earlier. We are seeing cross currency impact of about 100 basis points, but considering what we are seeing after the impact of pricing and other things, we still believe that 25%(+/-1%) is achievable next year.

Keith Bachman

Just consulting, I think you said it is the tip of the spear, many of the consulting areas seem to be bit slow. How do you plan on differentiating Infy’s consulting activities as you look at the next one to two years with a bid of challenging economic environment and still have at lead to the growth objectives that you identified?

Vishal Sikka

Keith, our history with consulting has been a checkered one. It has primarily been based around more packaged services around package systems. My sense is that consulting has to evolve towards a tip of the spear, where we can have a strategic dialogue with customers about where their business is going and use that as the basis to create a more overarching and more holistic engagement with the client. We see that happening already. I mentioned that we have a tangible pipeline of more than 100 of these Design Thinking project. As we speak right now, we have 2 clients in our Palo Alto office – one, a large logistics company, and one a very large CPG company – both American companies, sitting with our team in Palo Alto and Stanford, working on identifying important strategic problems for them with our consulting team as well as with our design team.That kind of a transcendence of the traditional known business towards one where you can have a strategic dialogue, it will create a high value, even if it is a small project that is a high margin project but it creates a strategic engagement at the very top of the client and then that provides the ability to get downstream revenue from the more traditional project because you are engaged at the very top. That is one of part of it. On the traditional package system part of it, what we are working on, is a few very crisply defined packages or templates where we can renew the existing system landscape of our customers around ERP systems, around the knowledge based engineering type work, where our teams can start to transcend the packages and instead start to engage on solving the business problems, no matter what package is used. So, we are carrying out this transformation. Sanjay Purohit is our new head of consulting and he is carrying out this transformation as we speak. It is driven primarily by evolving into a strategic consulting organization, where we work on the next-generation projects as a basis to drive also the projects here and now.

Moderator

Thank you. The next question is from Moshe Katri of Cowen & Co. Please go ahead.

Moshe Katri

Congratulations on the significant contraction in attrition rate. That was very impressive. There is definitely a lot of skepticism, Vishal, over the guidance for fiscal year 2016. So if it is possible, I just want to ask a couple of questions in that regard, and maybe it is going to clarify some questions: First of all, is there any M&A contribution factored into that 10% to 12% constant currency growth guidance?

Vishal Sikka

No there is not. Only the ones that we have already acquired so that would be the Panaya acquisition as well as what we announced today, the Skava acquisition, these are small. So if we were to do any bigger acquisition that would make a change to this and we would modify the guidance to include that. So this 10 to 12% does not include the guidance.

Moshe Katri

So will Panaya be adding about 100 basis points or so for us?

Rajiv Bansal

When we acquired Panaya, we acquired at multiples of about 6x and now we have some aggressive plans for Panaya in terms of the revenue growth this year but we would not want to share the numbers separately for Panaya this year and going forward.

Vishal Sikka

But it is not a large amount, it is a small amount. If you look at 10% as the baseline, it is not that difficult to see how we could get there given the focus that I have talked about. It basically averages out to if you do a model of the growth on a quarter-on-quarter basis, the uniform rate that would be 2.8% quarter-on-quarter growth over 4-quarters. That is not significantly different from what we have done before.

Rajiv Bansal

If you look at in FY15 on a constant current basis, our sequential growth rate for four quarters works out to an average of 2.4%. At the guidance of 10% to 12% constant currency it is between 2.8% to 3.5%, so it is going up from 2.4% to 2.8% to meet the lower end of the guidance.

Moshe Katri

And then maybe it will be helpful if we kind of understand what happened during the quarter, Vishal, you spoke about loss of momentum, you spoke about a disappointment. Is there anything that happened throughout the quarter – January, February, March – that kind of got you guys that disappointment? Was there any sort of issue with specific clients, specific verticals, project ramp, any color there I think will be helpful because people are looking at the exit of Q4 and that is why I think there is that skepticism about getting to that inflection point to get to that acceleration?

Vishal Sikka

We entered the quarter with a higher expectation of volume and as a result you see also the utilization has come down, between that and the pricing. We did see a significant ramp down as well as just slow down economically in many industries. Beyond Energy and Telecom, we also saw in other areas slow down… may be Pravin you can talk about this.

Pravin Rao

At the beginning of the quarter, we had a decent pipeline andin fact we did recruit people for our expected pipeline and planned utilization. We did anticipate slowdown in Energy because of oil prices, but our pipeline in other vertical seemed to be decent. But across the Board we saw postponement of projects, planned ramp ups didn’t happen and we lost a couple of deals as well. It is a combination of things. We cannot ascribe it to a single vertical because if you look at it, almost all the segments have degrown. This was something which we did not anticipate in the beginning looking at the pipeline.

But, as Vishal said, when we look forward, the pipeline continues to be decent. We have many initiatives in place to improve the sales effectiveness. We are focusing a lot on better qualification of deals. We are focusing a lot on increasing the conversion rate of large deals and some of the initiatives around productivity and all, we believe will helps us in improving the win rate. We are also focusing a lot more on mining the accounts better. Some of our top accounts have not really grown. So there are a bunch of initiatives and looking at the pipeline, we seem fairly confident that if we execute well, we should be able to reach our guidance.

Moshe Katri

So it is a mix of execution and the environment, is that what it is?

Vishal Sikka

Exactly.

Moshe Katri

Last question on pricing: The pricing pressure, which part of the business is it affecting the most and is it predominantly on renewals of legacy deals or this is pricing on new deals that are coming on Board?

Pravin Rao

Rather than renewal or new, I would like to characterize it as in the business IT operations space when you are looking at Infrastructure Management, Application Development Maintenance, Quality Assurance, that business has become commoditized. There is tremendous pricing pressure. Io it could be a renewal of your existing deals or it could be even new deals and new prospects for us. There is tremendous pressure there. In other areas, when you look at Package Implementation or when you look at some of the newer areas like Analytics and all, while it is a competitive situation but there we are able to get better pricing because of the tools we have, because of the capability we have and so on. But a big part of the pressure is on the commoditized business IT operations side of the business. As Vishal said in the beginning, there is a structural shift that has happened in the industry. That segment is commoditized. So we do not expect that situation to change.

Moderator

Thank you. The next question is from Omkar Hadkar of Edelweiss. Please go ahead.

Sandeep

This is Sandeep here from Edelweiss. I have a couple of questions: One, I think you have already answered a part of it but just wanted to know a bit more. The way we are looking at the Automation part and the Artificial Intelligence part, I think it will take some more time before it can become meaningful and in the meantime, you already mentioned that growth has to come from the traditional side. But how are we doing things differently to ramp up that, one. Secondly, given the pricing pressure in that space, if you see the commoditized space, even if we ramp up, will it be meaningful enough to get us that growth? And second part of my question is when we talk about our aspirational target of $ 20 bn by 2020 and if we assume even 12% growth in FY16, the required CAGR probably to do this is 16-17%. So, do you think this industry is at a place where you can expect 16-17% kind of growth not only for Infosys but does the industry give that kind of potential?

Vishal Sikka

I think the key question that you have is how do you see this actually take shape. There are three parts to that. The first one is simple bread-and-butter operational efficiency, getting better in deal mining, getting better in deals, better redefining, redesigning the RFP and orals process, many things of this nature that we are putting in place that simply helps us get better at competing and pricing and things like that. That is sort of the basics of the business. The second part of it is where we are already bringing automation to our existing services. So I mentioned the example of the package systems world where we are bringing in Panaya. We are also bringing the Panaya-type technology to other areas like Verifications, like Application Maintenance and Infrastructure Management. We are bringing this thing that we call the Infosys Automation Platform that we are currently working on with 35+ customers with. I mentioned the example from Syngenta, which again helps to Infrastructure Management more competitive by lowering the number of people, by increasing their productivity and by adding a software component to this kind of an IMS deal. So that gives us ability to differentiate in our existing IMS service packages. That has already started and that will continue to make our existing services more competitive. That increases the win rate in our existing deals and makes the offerings, the services more differentiated and that will lead to a revenue growth. That is the primary basis of the revenue growth that we see. That and of course the operational part, just getting better at working and how we have streamlined our operations and things like that. The third dimension is the new stuff. The IIP project, this last quarter we went live, with work that we have done with the Ricoh, we have done lots of projects with the companies like Hershey and so forth, also with Syngenta, we did a pilot with IIP. So, we have a several dozen engagements with IIP already going on. Again, this is not a material part of revenue but it is adding up and these are high margin projects. Similarly the Design Thinking kinds of projects. Over the course of the year, this will probably not make a material difference to the year, but will start to show up towards the end of the year. That also builds up the momentum that we need to get going. The biggest part of renewal that we are doing is we have launched this what I can refer to as kind of a cultural shift where we are engaging with all project managers in the company. Day before yesterday, I had a call with 18,000 project managers and we have very straightforward template to bring innovation to every single project that is going on in the company. We believe that this will improve our ability to innovate. For example, if you look at BPO, today we have BPO services where we run operations like procurement or finance and administrative processes and so forth. We are getting ready to launch a forecasting service where we can offer on top of IIP, the ability of our BPO customers to forecast on the processes that they have. My sense is that with all of these renewal of our existing services, we will be able to a) differentiate the offering much better and we bring in these additional revenue streams around what we have already been doing which get us to that revenue growth. This is our assumption. Of course, time will tell but where we are sitting, where we model this out, we feel confident of at least 10% constant currency growth over the year.

Sandeep

Just one small question related to that. If you see the way things are moving in the industry, we are moving towards more and more Artificial Intelligence and in my view as well, Artificial Intelligence will become a key component of the IT Services part at some point of time. So the biggest challenge I see is that we have three parts of the pyramid where employees are and probably in the middle of the pyramid, there has not been much of change in last few years. So do you not think that there either should be a very big churn in that middle of the pyramid to get this thing going or achieve our target or you will have to probably give a huge training exercise to this part of the pyramid? So in both the cases probably the cost will go up temporarily. So what is your sense on that?

Vishal Sikka

If you look at the utilization and the existing fixed costs that we have already incurred in the training infrastructure, within the P&L that Rajiv just described, we trained 25,000 people on Design Thinking. This is a one-day immersive Design Thinking program that was created by George Kembel and Scott Doorley who are from the d.school at Stanford. We have already done that. Similarly things of this nature that we are doing, we can create large scale training kinds of offerings without incurring significant additional cost. But we will put the additional investments. As you know, innovation is something that I believe is essential to companies, certainly to our company. So we will not for a second, shy away from investing in the kind of innovation that are necessary in order to get these areas moving. Training is in particular something that is exceedingly important.

Moderator

Thank you. The next question is from Dave Koning of Baird. Please go ahead.

Dave Koning

I guess my question just as we look kind of sequentially through the year, because Q4 was a little soft, does something spot into Q1? So Q1 should be a little better than normal or should I follow and think kind of that normal 1% to 3% sequential range that it pretty typically falls into?

Rajiv Bansal

We do not give quarterly guidance, I would not want to give a color on how we see Q1 right now but we have looked at our pipeline, we have looked at the deals in pipeline in our existing business, the booked business and all the investments we are making, the changes and opportunity. We believe that 10-12% of constant currency growth, yes, that would mean that the first quarter has to be a decent quarter, but we want every quarter to be good and every quarter to be better than the previous one. Having said that, I will just say that our annual guidance we believe we should be in that range.

Dave Koning

And there was not really anything that that got pushed out from Q4 into Q1 that creates anything unnatural or a normal rate though?

Vishal Sikka

No, not in that sort. There is always the deal that is left and so forth, but nothing material like that.

Dave Koning

The other thing is your other income line just mostly the interest you earn on your cash, has ramped significantly over the last four or five years and now it is like 20% of your pre-tax income. I do not think we should model it quite as high in fiscal ‘16 given some of the gains I think that you have got and some of the FX moves and stuff in fiscal 2015. Is that the right way to think of it may be give us kind of a normalized 2015 number which we can kind of model fiscal ‘16 offer?

Rajiv Bansal

Normally, income has two components – one is the interest income on our cash balance. Last year we have done a great job in terms of ensuring that our yield from the investment that we have made is pretty high. But as you would know, most of our money is in banks in India and interest rates in India have started softening and the yields is likely to come down next year and that would put pressure on our operating income. Second is the exchange gains and losses depending on your hedge position that you take every quarter. We have been lucky in the last year and treasury team has done a great job in terms of ensuring that we are positive on the exchange differences. That is something which is very difficult to predict because you take hedge positions across multiple currencies, crosses against USD, INR and there is always a bet you take on the currency. So we really cannot model the exchange gain that we are likely to get next year or if there is going to be losses depending on the volatility on the currencies. But the interest rates are softening in India and yields are likely to come down. Second is we started making investments through acquisitions and investments through innovation fund which is going to be the cash balance, we have also increased our dividend payout ratio. Based on that, you would start seeing operating income as a percentage of the total profit start to declining over the years. But the right way of measuring the business definitely would be the operating margins.

Dave Koning

Can we assume that if you make an acquisition because the rates have been so high on your cash, that it is a lot harder to make an acquisition accretive? Like you could actually do dilutive deal from an EPS standpoint whereas a lot of US companies can buy stuff at just giving up 1% cash returns or something and quickly make things accretive that you could actually make dilutive acquisitions. Is that fair?

Rajiv Bansal

Our M&A strategy is not driven by trying to increase our earnings for the quarter or for the year. It is in line with what our strategy is. We want to make strategic investment, we want it to grow faster in the company, have a multiplier impact on our traditional business. We definitely look at how much time will it take for us to get to the payback period or how much time it will take to get the EPS accretive. Yes, in a year when you make an acquisition, it would tend to be EPS-dilutive but I think we are very-very sensitive to that part and we make sure that wherever we invest money, it is done properly in terms of the longer-term strategy.

Moderator

Thank you. The next question is from Rishi Jhunjhunwala of Goldman Sachs. Please go ahead.

Rishi Jhunjhunwala

Vishal, just a question on the overall discretionary spending. It seems like you have been doing some full day workshops for some of the top clients that you have. Just wanted to get some sense what are they saying around where the discretionary spending is going to go incrementally? What we hear is seems like most of it is going towards Digital. And if that is the case, then assuming that the Indian IT Services companies generally are not 100% equipped to cater to that kind of demand, are we looking at another 1 or 2 years of sub-par growth in general, just because the discretionary spending bid is going to be coming in a lower share to the Indian companies vis-à-vis some of the other peers?

Vishal Sikka

That is a very good question. My sense is that the discretionary spending is going towards what you could say next-generation growth areas for businesses or new growth areas. These are typically based around software, around computing technologies, around digital, new ways of acquiring customers, new kinds of experiences for consumers new ways to connect to them and exploring the markets and so forth. We did the Skava acquisition precisely for this reason. We do see a lot of growth in this area and it is not that there is anything particular to India where we have any reason to believe that we cannot cater to that. I think the structural issue around the revenue decline and the pricing pressure and so forth, is more around the back office operating areas where things have become a lot more competitive and you have to assume that the pricing pressure will continue there. When we look at the long-term future of the company, we see this breakdown - as I mentioned, a relatively small amount of inorganic growth but about 10% growth from these completely new kinds of areas and when you look at the remaining one, we are basically talking about 13-14% cumulative growth rate. This is sort of our aspiration. Obviously, if we do 10-12% this year, that gives us 5 more years to get to those kinds of growth rates and things like that. Time will tell that but we want to sort of steer the company, make that sort of a __ for us and steer the company in that direction where we look to get to $ 20 bn at 30% margin and $80,000 per employee. Because we want to get into this next-generation kind of a services model, people are surrounded by much better software around them and then we use that to create much more efficient services in the operational areas, but we see much more high value services in this next-generation area.

Rishi Jhunjhunwala

One quick question on capital allocation. You have increased the payout ratio to 50%, you have talked about investing in acquisitions and building technology and infrastructure. All of that can pretty much be funded through the massive amount of cash that you generate on an annual basis. Just wanted to get some sense around, do you have anything in mind in terms of the cash that you are currently sitting on which is also quite a hefty amount?

Rajiv Bansal

It is a perspective. You may call it a hefty amount. What we did this time was we put our financial models for five years based on the target that Vishal has articulated, the aspiration that we have set for ourselves. We have looked at the investment needs of organization, we have looked at the needs to make M&A, of the areas that we need to make M&A and in some of these areas, the multiples are pretty high. We have looked at the needs to make investment in terms of employees, infrastructure, technology assets. All these investments typically have to be made 2 or 3 years ahead of time in terms of infrastructure, land and everything else. When we made our financial model, we looked at our cash flows. We felt that we need to keep that cash and that is something that we would need to hold. The cash that we generate every year, 50% would go towards paying dividend, the balance 50% would be spent towards M&A which is strategic M&As and towards investment in multiple areas of the business. Having said that, it does not mean that in case we come across an opportunity which is much larger in terms of M&A or investments, we would not do that. That is where this $5 bn would help us. It is also for derisking, it is also for ensuring that we are able to take quick decisions, strategic decisions based on the need of the hour and we do not have to run around for cash. I think the way to look at also is that over the last 12-months, we have increased our dividend payout ratio in 30% to 50%, that is 67% increase in dividend payout. Our profitability has increased during the year, our EPS growth is about 15%. If you look at on a year-on-year basis, our dividend payout has increased significantly for the shareholders.

Moderator

Thank you. The next question is from Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

If I did my math correctly, taking the midpoint of the FY 16 guide and then working up to the 2020 numbers, you are somewhere between 18% and 20% CAGR revenue growth with or without acquisitions, not that far apart. Automation is driving down deal sizes, the new efforts tend to be smaller deal sizes and you have got a law of large numbers problem. So how do you get to 18% to 20% revenue growth in years 2 to 5 and the plan?

Rajiv Bansal

Ed, we can probably connect offline and look at the math because our number shows about 17% CAGR over the next 5 years including the M&A part. So if you exclude that, it comes to about 15%.

Vishal Sikka

Of that 15%, if you then further separate the new from the renewal of the traditional ones, the renewal comes to between 13% and 14% which we believe is much more doable. The new one has to ramp up to about $2 bn and we see the paths to getting there. There is a very big difference between having a certain aspiration and making an operational plan but that is too early to obviously do that. Right now, our visibility is for this year and our general guidance is that we want to get to industry-leading growth by financial 2017 which is what we have set at the time when Murthy came back. We are holding on to that but we have set this as an aspirational goal and it is something that we believe with the mix of capabilities that we can build and the services that we can offer we believe.

Rajiv Bansal

Just for a clarification from my team. I think the $ 20 bn by 2020 what Vishal was referring to was a calendar year 2020 and not a financial year. So when you change that, that would change the math.

Edward Caso

And if you could also talk a little bit about operating cash flow was the first negative quarter that we have seen as long as we have got models and they go back a long time. Obviously, it appears to be something about tax payments, but seems like it was sort of negative across the Board. Was there something unusual this quarter and does that have implications for cash generation going forward?

Rajiv Bansal

Our cash generation has been strong but we did the complete acquisition of Panaya during the quarter and the investment we made in Nova, that was about $221 mn, Capex of about $106 mn, capex and the working capital movements kind of normal. What is exceptional item in this quarter was the payment of tax. We paid $561 mn, out of which towards the tax demand we received from the Indian tax authorities are roughly about $280 mn which is for the assessment year 10-11. NASSCOM as an industry body and all the companies have gone into appeal against the order of the income tax authorities in India. But we need to make the payment to avoid the interest accumulation on this demand. So most of us make the payment and then we are going to appeal and that was the payment that we made during the quarter.

Moderator

Ladies and Gentlemen, that was the last question. I now hand the floor back to Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

Thanks everyone for joining us on this call. We look forward to talking to you again.

Moderator

Thank you. Ladies and Gentlemen, on behalf of Infosys that concludes this conference. Thank you for joining us and you may now disconnect your lines.